UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 000-20260

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IntegraMed America, Inc. Profit Sharing and 401(K) Plan, as amended

B. Name of issuer of the securities held pursuant to the plan and the address of its principalexecutive office:

IntregraMed America, Inc.

Two Manhattanville Road

Purchase, New York, 10577-2100

INTEGRAMED AMERICA, INC. 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

PAGE

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 10

Supplemental Information
Schedule of Assets (Held at end of Year)	11 – 12

SIGNATURES	13

INDEX TO EXHIBITS	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members and Plan Administrator of

IntegraMed America, Inc. 401k Plan

We have audited the accompanying statements of net assets available for benefits of the IntegraMed America, Inc. 401k Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IntegraMed America, Inc. 401k Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

AMPER, POLITZINER & MATTIA, LLP

June 30, 2009

Edison, New Jersey

INTEGRAMED AMERICA, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,

	2008	2007
ASSETS:
Investments
At fair value:
Stable Value Fund	$1,760,372	$1,112,152
Mutual Funds	10,837,174	15,348,369
Employer Securities	105,627	176,282
Participant loans	505,450	405,583

Total Investments	13,208,623	17,042,386

Receivables
Participant contributions	46	55
Employer contributions	493,628	417,874

Net assets available for benefits at fair value	13,702,297	17,460,315

Adjustments from fair value to contract value for fully-benefit responsive investment contracts	86,211	7,219

NET ASSETS AVAILABLE FOR BENEFITS	$13,788,508	$17,467,534

See accompanying notes to financial statements.

INTEGRAMED AMERICA, INC.

401 (k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

Additions to/Deductions from net assets attributable to:
Investment income (loss)
Net realized and unrealized depreciation in fair value of investments	$(6,620,421)
Interest and dividends	36,525

(6,583,896)

Contributions
Employer	493,614
Participants	3,194,613
Participant rollovers	554,495

4,242,722

2,341,174

Distributions to participants	1,330,774
Administrative expenses	7,078

1,337,852

NET DECREASE	(3,679,026)

Net assets available for plan benefits – beginning of year	17,467,534

NET ASSETS AVAILABLE FOR BENEFITS – END OF YEAR	$13,788,508

See accompanying notes to financial statements.

INTEGRAMED AMERICA, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF PLAN

The following description of the IntegraMed America, Inc. 401(k) Plan (the “Plan”) (formerly “IntegraMed America, Inc. Profit Sharing and 401 (k) Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a 401(k) defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Sponsor controls and manages the operation and administration of the Plan. Principal Trust Company (the “Trustee”) serves as the trustee of the Plan. The Plan became effective January 1, 1997. The most recent amendment was effective during 2008. This amendment prohibited participants from maintaining more than 15% of their account balance being invested in IntegraMed America, Inc. stock.

Participation

All employees are eligible to participate under the Plan as of the entry date (first day of the month following the completion of the eligibility requirements) following the initial month of employment and if the employee has attained the age of 21 years.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested pursuant to participant elections. The Plan currently offers nineteen mutual funds and IntegraMed America, Inc. common stock, (“IntegraMed America Common Stock”) as investment options for participants.

Retirement Age

A participant’s normal retirement age is 65. However, a participant may elect an early retirement age of 55 after having completed five years of service. Benefits may also begin before normal retirement for a participant who becomes totally and permanently disabled.

Contributions

Participants may make elective salary deferral contributions to the Plan, which are not to exceed the maximum amount allowed under the Internal Revenue Code. The Sponsor at its discretion may make a matching contribution or discretionary contribution equal to a percentage chosen by the Sponsor of the participant’s savings contribution. For 2008 and 2007, the matching contribution was the lesser of 1.5% of earnings, 25% of participant contribution, or $3,450 and $3,375, respectively.

INTEGRAMED AMERICA, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

(CONTINUED)

NOTE 1 — DESCRIPTION OF PLAN (continued)

Forfeitures

The portion of a participant’s account balance attributed to the sponsor’s matching contributions, which are not vested upon their termination of employment, will be forfeited and may be used in future periods to reduce administrative expenses and the sponsor’s discretionary contributions. Forfeitures amounting to $15,030 and $25,988 at December 31, 2008 and 2007, respectively, were available for reduction of future employer contributions.

Vesting

The portion of a participant’s account balance attributed to the sponsor’s discretionary contributions and matching contributions becomes vested at the rate of 20% per year over five years starting in the first year. Consequently, a participant is fully vested after five years. Each participant is fully vested in the amount in his or her account attributed to any elective salary deferral contributions to the Plan.

Payment of Benefits

At retirement, a participant shall be entitled to receive the vested amount in his or her separate account. The Plan provides that distributions at retirement be made at the participant’s option, either in one of several annuity options or in a lump-sum distribution.

Upon the death of a participant, the employee’s vested contributions will be distributed to his or her beneficiary either in the form of a life annuity or a lump sum, as the beneficiary shall determine.

Upon termination, a participant shall be entitled to his or her vested interest in the amount credited to his or her account.

Participant Loans

A participant may borrow up to 50% of their vested account balance ($1,000 minimum) to a maximum of $50,000. The loan’s principal and interest is required to be paid through payroll deductions and must be repaid within five years, unless the loan is used for the purchase of a primary residence, in which case it may be paid over a longer period of time subject to the Internal Revenue Code.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued Financial Interpretation Number 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“FIN 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” and is effective for fiscal years beginning after December 15, 2007. The Plan adopted FIN 48 for 2008. The Plan’s adoption of FIN 48 did not impact the amounts reported on the financial statements of the Plan.

INTEGRAMED AMERICA, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

(CONTINUED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of the shares held by the fund at year-end. The fair value of the Plan’s investment in the Company‘s common stock is based on the quoted market price. Investments in the stable value fund are reported at the value reported to the Plan by the insurance company, which represents the approximate fair value of the underlying investments comprising the trusts or accounts. Principal Stable Value Fund is comprised of investment contracts valued at fair value with an adjustment to contract value. Purchases and sales of securities are recorded on a trade-date basis.

As described in Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Financial Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. The FSP defines circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans.

As described in the FSP, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through participation in the Principal Stable Value Fund, which is a common collective trust fund.

The Plan presents in the statement of changes in net assets available for benefits the net realized and unrealized gain (loss), comprising the realized gains or losses and the unrealized appreciation (depreciation) on these investments, which is defined as the difference between cost and market value from one period to the next. Participant loans are valued at amortized cost, which approximates fair value.

Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These fees are annual fees deducted to pay for marketing and distribution costs of the funds. These funds are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

IntegraMed America, Inc. (the “Sponsor”) currently pays substantially all administrative expenses.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

INTEGRAMED AMERICA, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

(CONTINUED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. SFAS 157 requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market, in an orderly transaction between market participants. Such is a market-based measurement, not an entity-specific measurement. SFAS 157 establishes a three-level valuation hierarchy based upon observable and non-observable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Significant inputs to the valuation model that are unobservable, typically based on a Plan’s own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 3 — INVESTMENTS

Participants have a choice of placing their share of the assets of the Plan in any of 20 investment funds. The trustee, Principal Trust Company, administers these funds.

INTEGRAMED AMERICA, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

(CONTINUED)

NOTE 3 — INVESTMENTS (continued)

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2008		2007

Principal Trust Company —
Principal Stable Value Fund	$1,760,372	*	$1,112,152	*
Registered Investment companies
Prin Inv S&P 500 Inx Advpr Fd	743,084		1,257,851
Prin Lifetm 2020 Advpr Fd	1,178,415		1,169,370
Prin Lifetm 2030 Avpr Fd	1,411,641		1,454,961
Prin lifetm 2040 Advpr Fd	1,657,593		1,870,164
Prin Inv Ptr Lgcp Val Advpr Fd	830,353		1,670,218
AM Fds Grth of Am R3 Fund	—		892,131
Prin Inv Pt Mdcp Gr II Advpr Fd	—		—
Prin Inv S&P 600 Ind Advpr Fd	—		—
Prin Inv Div Intl Adv Pr Fund	1,765,442		3,558,938
Fidelity MdCap GR II AdPr Fd	—		938,397

*This represents the fair value of the investment

For the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) (depreciated) appreciated in fair value as follows:

December 31,
2008

Registered investment accounts	$(6,603,671)
Stable Value Fund	56,469
IntegraMed America, Inc. Common Stock	(73,219)
Net depreciation in fair value of investments	$(6,620,421)

NOTE 4 — RISK AND UNCERTAINTIES

The Plan has various investments in equities in registered investment accounts. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the participants’ accounts and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets’ volatility in 2009 may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2008 may not necessarily be indicative of amounts that could be realized in a current market exchange.

INTEGRAMED AMERICA, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

(CONTINUED)

NOTE 4 — RISK AND UNCERTAINTIES (continued)

The Company filed Form S-8 with the Securities and Exchange Commission on May 22, 2000 to register the employer securities on behalf of the Plan. In June 2009, the Company is filing its initial Form 11-K for the years ended December 31, 2006, 2007 and 2008.

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

Plan Investments are shares of mutual funds managed by Principal Trust Company who is the trustee and, therefore, these transactions qualify as party-in-interest.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan. If the Plan is terminated, participants will become fully vested in their accounts.

NOTE 7 — TAX STATUS

The Plan does not have a determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe the Plan is qualified and the related trust tax-exempt.

NOTE 8 — FAIR VALUE MEASUREMENTS

The following table presents the fair value hierarchy for the balances of the assets and liabilities of the Plan measured at fair value as of December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Investments:
Mutual Funds	$10,837,174			$10,837,174
Stable Value Fund		$1,760,372		1,760,372
Employer Securities	105,627			105,627
Loans to participants			$505,450	505,450

Total investments at fair value	$10,942,801	$1,760,372	$505,450	$13,208,623

Total trust investment assets at fair value classified within level 3 were $505,450 as of December 31, 2008, which consists of participant loans. Such amounts were 3.7% of net assets available for benefits at fair value as of December 31, 2008.

INTEGRAMED AMERICA, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

(CONTINUED)

NOTE 8 — FAIR VALUE MEASUREMENTS (continued)

Participant loans are valued at cost, which approximates fair value and is considered to be a level 3 measurement. The summary of changes in the fair value of the Plan’s level three assets for the year ended December 31, 2008 is as follows:

Participant Loans Outstanding
Balance, beginning of year	$405,582
Issuances and settlements (net)	99,868
Balance, end of year	$505,450

NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and contributions from the financial statements to Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per financial statements	$13,788,508	$17,467,534
Less — adjustment from fair value to contract value for Fully benefit responsive investment contracts	(86,211)	(7,219)
Net assets available for benefits per Form 5500	$13,702,297	$17,460,315

INTEGRAMED AMERICA, INC.

401(K) PLAN

EMPLOYER ID # 06-1150326, PLAN NO. 002

SCHEDULE H, LINE 41 ON FORM 5500

SCHEDULE OF ASSETS HELD (AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b) Identity of Issue	(c) Description of investment	(d) Cost	(e) Current Value

	Morley Financial Services	Principal Stable Value Fund	**	$1,760,372

*	Princor Financial Services	Prin Inv Bd & Mtg Sec Advpr Fd	**	517,567

*	Neuberger Berman Management	Neub Berm Partners Adv Fd	**	149,172

*	Princor Financial Services	Prin Inv S&P 500 Idx Advpr Fd	**	743,084

*	Princor Financial Services	Prin Inv Lftm Str Inc Advpr Fd	**	49,370

*	Princor Financial Services	Prin Inv Lifetm 2010 Advpr Fd	**	535,490

*	Princor Financial Services	Prin Inv Lifetm 2020 Advpr Fd	**	1,178,415

*	Princor Financial Services	Prin Inv Lifetm 2030 Advpr Fd	**	1,411,641

*	Princor Financial Services	Prin Inv Lifetm 2040 Advpr Fd	**	1,657,593

*	Princor Financial Services	Prin Inv Lifetm 2050 Advpr Fd	**	250,784

*	Alliance Bernstein LP	Prin Inv Ptr LgCp Val Advpr Fd	**	830,353

*	Capital Research & Management Co.	AM Fds Grth Fd of Am R3 Fund	**	597,475

*	AllianceBernstein LP	Smallcap Growth AdvPr Fund	**	57,850

*	Fidelity (Pyramis Global Adv)	MdCp Gr II AdPr Fund	*	368,350

INTEGRAMED AMERICA, INC.

401(K) PLAN

EMPLOYER ID # 06-1150326, PLAN NO. 002

SCHEDULE H, LINE 41 ON FORM 5500

SCHEDULE OF ASSETS HELD (AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b) Identity of Issue	(c) Description of investment	(d) Cost	(e) Current Value
*	Neuberger Berman/Jacobs Levy	MidCap Value AdvPr Fund	**	192,560

*	Princor Financial Services	Prin Inv S&P 400 Idx Advpr Fd	**	132,188

*	Princor Financial Services	Prin Inv S&P 600 Idn Advpr Fd	**	323,939

*	Princor Financial Services	Prin Inv SmCp Val Adv Pref Fd	**	75,946

*	Princor financial Services	Prin Inv Div Intl Adv Pr fund	**	1,765,442

*	IntegraMed America, Inc.	IntegraMed Common Stock		105,627

	Participant Loans	Interest Rates 5% to 9.25%	—	505,450

				$13,208,623

*	Party in interest
**	Cost omitted for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date	June 30, 2009	By:	INTEGRAMED AMERICA, INC. PROFIT SHARING AND 401(k) PLAN AS AMENDED /s/John W. Hlywak, Jr.
John W. Hlywak, Jr. Executive vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Amper, Politziner & Mattia, LLP